Filed by Modine Manufacturing Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Modine Manufacturing Company

(Commission File No. 001-01373)

The following communication is being filed in connection with the proposed business combination between Gentherm Incorporated and Platinum SpinCo Inc. (“SpinCo”), Modine Manufacturing Company’s Performance Technologies business.

The following is a transcript of a conference call held by Neil D. Brinker, President and Chief Executive Officer, Michael Lucareli, Executive Vice President and CFO and Kathy Powers, Vice President, Treasurer and Investor Relations, Modine Manufacturing Company,
on January 29, 2026 at 9:15 a.m. EST in connection with the proposed business combination.

Modine Manufacturing Company Discusses Spin-Off and Combination of Performance Technologies Segment with Gentherm

January 29, 2026, 9:15 AM EST

Company Participants

Kathy Powers – VP, Treasurer & Investor Relations
Neil Brinker - President & CEO
Michael Lucareli - Executive VP & CFO

Conference Call Participants

Matt Summerville - D.A. Davidson & Co., Research Division
David Tarantino - KeyBanc Capital Markets Inc., Research Division
Neal Burk - UBS Investment Bank, Research Division
Noah Kaye - Oppenheimer & Co. Inc., Research Division
Jeff Van Sinderen - B. Riley Securities, Inc., Research Division
Brian Drab - William Blair & Company L.L.C., Research Division
Christopher Moore - CJS Securities, Inc.

Presentation

Kathy Powers
VP, Treasurer & Investor Relations

Good morning. Welcome to our conference call to discuss this morning's joint announcement regarding the future of Modine's Performance Technologies segment. I'm joined on this call by Neil Brinker, our President and Chief Executive Officer; and Mick Lucareli, our Executive Vice President and Chief Financial Officer. The slides that we'll be using for today's presentation are available on the Investor Relations section of our website, modine.com.

On Slide 2 of that deck is our notice regarding forward-looking statements. This call will contain forward-looking statements as outlined in our press release as well as in our company's filings with the Securities and Exchange Commission. With that, I'm pleased to turn the call over to Neil.

Neil Brinker
President & CEO

Thank you, Kathy, and good morning, everyone. We appreciate you all joining us for this call on short notice. If you were unable to join the Gentherm hosted investor call earlier this morning, I encourage you to listen to the replay. On this call, I will provide a brief overview of the transaction and then focus on the significant benefits for Modine.

Please turn to Slide 3. Our team has been on a strategic and transformational journey, which was launched at our first Investor Day back in 2022. Our goals have been consistent and transparent throughout the process, and we've established a track record of exceeding our targets. We have a long history of leveraging critical thermal applications to build a top-performing diversified industrial company while accelerating growth and improving our margin profile.

We've seen great success over the last 5 years as we've made 80/20 a core part of our DNA and realigned our product portfolio to better capitalize on favorable secular megatrends. Today's announcement is both historic and extremely exciting, accelerating our strategic transformation.

Please turn to Slide 4. Since beginning our 80/20 journey, we've been executing a focused plan to evolve our portfolio. With 6 divestitures and 6 acquisitions over the past 5 years, we've made tremendous progress shifting our business mix towards high-growth, high-margin businesses, driving improved profitability and creating substantial shareholder value. As we’ve previously discussed, we've been looking to exit nonstrategic portions of our Performance Technologies segment, including our automotive business. While that work was ongoing, the opportunity to combine the PT business with Gentherm presented itself.

After a thorough evaluation, we determined this is the best path forward for our shareholders and all of our stakeholders. This is the right transaction at the right time to maximize future shareholder value in both business segments. The tax-free spin-off and combination of our Performance Technologies business with Gentherm presents a unique and compelling opportunity to accelerate the evolution of our portfolio in a way that we believe will immediately benefit our shareholders and allows the remaining Modine to become a high-growth, pure-play climate solutions company. It is also clear that Gentherm is the right natural owner of the PT business as it looks to scale through a broader portfolio of thermal management solutions and increase its presence in the power generation, commercial and heavy-duty end markets. And our shareholders will be able to participate in the upside potential of the powerful combination of Performance Technologies business with Gentherm as a combined company positioned to drive profitable growth.

Please turn to Slide 5. This transaction creates two strong, focused companies, each equipped to serve its end markets more effectively, accelerate growth and drive long-term value for shareholders, customers and employees. Combining our Performance Technologies business with

Gentherm will establish a scaled leader in thermal management solutions with expanded technologies and capabilities in precision flow management. The combined company will be well positioned to serve a broad range of customers with expanded highly competitive product portfolio. For Modine, this is the start of an exciting chapter in our long history as a pure-play climate solutions company. This strategic step is designed to unlock significant additional value and accelerate growth in attractive end markets. The transaction enables us to sharpen our focus on the Climate Solutions segment. With a streamlined business model, we will be better positioned to allocate capital and resources to high-growth, high-return initiatives and drive long-term shareholder value.

This includes completing our capacity expansion for data center cooling products and exploring further inorganic growth opportunities. As an 80/20 company, the new Modine will be more agile, allowing us to be more responsive to a dynamic and accelerating industry demands and ensuring that we remain a premier partner to our customers. This is a pivotal moment for Modine and our stakeholders. We are creating a new leader in the vehicular thermal management while transforming Modine into a more focused, high-growth company dedicated to innovating climate solutions.

Moving to Slide 6. I'd like to quickly touch on the transaction structure and highlights. The transaction is structured as a Reverse Morris Trust in which Performance Technologies will be spun off and simultaneously combined with Gentherm. The relative sizes of the two businesses, along with the substantial overlap in shareholders presents a unique and compelling value as it allows the transaction to be tax-free for Modine and our shareholders. The transaction values our Performance Technologies business at approximately $1 billion or 6.8x our trailing 12-month adjusted EBITDA as of September 30, 2025, a fair valuation that reflects both the cost structure improvements we have achieved and the additional margin upside as industry volumes recover.

At closing, Modine will receive $210 million in cash, subject to certain adjustments, and our shareholders will get approximately $790 million of Gentherm stock. The structure provides Modine shareholders with 40% ownership of the combined company and 100% ownership of Modine. We expect the transaction to close in the fourth quarter of calendar year 2026, subject to receipt of Gentherm shareholder approval and other customary closing conditions, including required regulatory approvals and certain tax payments.

Please turn to Slide 7. Let's now take a closer look at the new Modine following the transaction. The strategic rationale is compelling. It accelerates our transformation into a market-leading climate solutions company focused on high-growth, high-margin opportunities. With our long-standing leadership in thermal technologies, we will expand product development and innovation to support next-generation requirements, especially in the rapidly growing data center cooling market.

Over the 12 months ending September 30, 2025, our Climate Solutions segment generated $1.6 billion in revenue. We expect revenue growth of 35% to 40% to nearly $2 billion this fiscal year, driven by strong organic growth in the data center market and recent acquisitions within HVAC Technologies. On a pro forma basis, we fully expect a significant profit margin improvement based on previous Climate Solutions results. The segment delivered strong profitability with trailing 12 months adjusted EBITDA margin of 19.6%. This represents $307 million of adjusted EBITDA. Meaningful growth in revenue and EBITDA is expected for the Climate Solutions segment in fiscal 2026, a solid financial foundation for future growth. I want to highlight that these numbers reference Climate Solutions’ previously reported segment results. We do not anticipate any significant change in our corporate costs, especially given our plans to replace the PT revenue with future growth. We will report recast financial statements after the close of the transaction.

Revenue will remain well diversified across end markets with data centers representing 45% of last year's segment revenue, positioning us squarely in one of the fastest-growing sectors of the global economy. We will continue to maintain leading positions in HVAC and refrigeration markets, including coils, coolers, heating, indoor air quality and coatings. In addition to these benefits, we have a streamlined business model and sharper management focus that will enhance our ability to pursue both organic and inorganic growth. In short, this transaction results in a simplified and more powerful operating structure. The new Modine will operate through two primary business segments: data centers and commercial HVAC&R. We plan to begin reporting our current Climate Solutions business under this structure in the first quarter of fiscal 2027. Clearly, this transaction creates a financially stronger, more focused and significantly more agile Modine, well positioned to lead and win in our most attractive Climate Solutions markets.

Please turn to Slide 8. I'd now like to take a closer look at our data center business and explain why we're so excited about this market and why we believe we can continue to generate top quartile organic growth and compound shareholder value. Over the last 2 years, our data center business has grown an impressive 93% CAGR. We believe that the market demand for thermal cooling will continue for the next 5 to 10 years, and we are continuing to invest to support the future growth. Based on our current targets, we anticipate 50% to 70% annual growth over the next 2 years, putting us well on track to exceed our previous $2 billion revenue goal for fiscal 2028. Within the next 12 to 24 months, we expect to replace the $1 billion of Performance Technologies revenue with revenue from the data center market alone. We recognize that recent commentary has raised questions about the future of data center cooling, given advancements in chip technologies. I want to address this directly. Our suite of technologies is positioned to benefit from this evolution.

The fundamental need to remove the heat from data center is not decreasing, it's intensifying. It's important to note that the heat can be removed in multiple ways, both at the chip level and at the data hall. That is exactly why we have built a comprehensive suite of cooling solutions that address the diverse needs of our customers. This includes adiabatic solutions from our Scott Springfield product line and advanced free cooling technologies from our Airedale portfolio. Our success is rooted in a century of thermal management expertise, enabling us to design solutions that meet both today's requirements and tomorrow's demands.

We've also cultivated a diverse customer list with broad exposure to both traditional data centers and those dedicated to high-performance computing. Our customer list spans leading hyperscalers as well as colocation data center customers, providing us with exposure to a varied chip designs, manufacturers and rack architectures. Our customers are at the leading edge of chip technology development, and we're working closely with them to design the data centers of the future, whether they're modular solutions, higher capacity chillers and air handling units or more efficient free cooling solutions. As data center cooling architecture and customers need to evolve, the new Modine will be leaner, more focused and more readily capable of meeting those demands. We are committed to being a technology leader because that is what we do best.

Please turn to Slide 9. This slide gives you a sense of our excitement about this transaction and the potential for the new Modine. The Climate Solutions business' track record speaks for itself. From fiscal 2022 through the trailing 12-month period, our Climate Solutions segment has compounded revenue growth at 15% and grown adjusted EBITDA at 34%. We expect the simplified operating structure of the new Modine to enhance our ability to grow in our targeted markets and improve our organic growth CAGR.

Please turn to Slide 10. The value proposition of the new Modine is clearly supported by strong underlying fundamentals. We've demonstrated over the past few years our ability to deliver growth rates that are among the highest in the industry. We've done this through our positioning as a technology leader for mission-critical applications and our unique ability to meet the rapidly changing industry demand for complex and other bespoke cooling solutions. All of this has produced an attractive financial profile and a clear ability to accelerate both organic and inorganic investment opportunities to advance our industry-leading position. We believe this strong performance, coupled with a simplified operating structure focused on high-growth verticals provides the opportunity to earn a market valuation that is more in line with our comparable industrial peers.

Please turn to Slide 11. In conclusion, we are incredibly excited about this strategic step for Modine and for our shareholders. This is a meaningful acceleration of our transformation and greatly enhances the ability of both the PT business and the new Modine to grow and drive shareholder value through more focused operating structures. We believe that combining our Performance Technologies business with Gentherm through the RMT structure creates the strongest path for growth and success, providing our shareholders with a more focused, high-growth new Modine while allowing them to benefit from the substantial anticipated future market recovery in PT end markets through the retained 40% ownership in the combined company.

For the new Modine, we will build on the progress we've made in accelerating growth and improving margins. With sharper focus on product development, organic growth and targeted acquisitions, we will continue to evolve our portfolio and compound shareholder value. With that, we will now take your questions.

Question-and-Answer Session

Operator

Thank you. If you would like to ask a question at this time, please press star 1 on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star 2 if you would like to remove your question from the queue. For participants using speaking equipment, it may be necessary to pick up your handset before pressing the star keys. One moment while we pull our first question.

The first question comes from Matt Summerville with D.A. Davidson. Please proceed.

Matt Summerville
D.A. Davidson & Co., Research Division

Excuse me. Morning, a couple of questions. First, can you address how we should be thinking about any stranded costs associated with executing this transaction? You mentioned probably holding corporate expense flat, but I'm wondering if there's another bucket of stranded costs we need to be thinking about. And if also, Neil, you could put a little bit of a finer point on the why now for PT given that cyclical upturn is still in front of us? And then I have a follow-up or two. Thank you.

Michael Lucareli
Executive VP & CFO

Yes. Hey, Matt, good morning. So I'll take the first one. Neil can do the second one. The good news is we're not anticipating any significant stranded costs. So as you mentioned, we think our corporate costs are going to remain relatively flat. And in addition, as Neil went through it, if you think about while we will be transitioning away from the PT business and merging that with Gentherm, the rate of growth in the Climate Solutions business is so great that those corporate resources and costs are going to be fully absorbed in the new Modine going forward. And it's -- both CS and PT really look kind of pro forma the way we've been representing them on our financial statements over the last couple of years, which is good. There will be some one-time deal costs, but nothing then in addition with regards to what you might consider material stranded costs. Neil?

Neil Brinker
President & CEO

Yes. Thanks, Matt. As you know, this is just a natural step in the transformation as we move towards becoming a pure-play climate solutions company. So, you know, streamlining the business model, allowing us to apply our resources towards these large initiatives in the data center market, commercial HVAC and refrigeration, while at the same time, I think it's key is that Performance Technologies will expand Gentherm's portfolio, and it's very complementary. So altogether, the transaction established two stronger, more focused companies. And with the 40% ownership of the combined company, there's still opportunity for the shareholders to participate in substantial anticipated market recovery in PT.

Matt Summerville
D.A. Davidson & Co., Research Division

As a follow-up, I'm curious, as you -- just thinking about how 80/20 sort of works, if you are repositioning your resource base and putting even more energy and emphasis and R&D dollars into the data center business, could this theoretically unlock an even greater iteration of growth in that business versus what you're even talking about today? And is your conviction on the 50% to 70%, is that based on incoming orders? Is that based on backlog funnel? Or is it more a function of this capacity iteration? And then just to clarify, what's the base we should extrapolate that 50% to 70% growth CAGR off of? Thank you, guys.

Neil Brinker
President & CEO

Yes, Matt, it's a combination of -- I mean, you hit on all the variables there, and it's a combination of all those variables. So when we think about that and we project these numbers that we projected, the confidence behind it is our order books that we're seeing, the backlog that we have visibility of, our comfort as we continue to ramp these facilities and we can continue to execute. And, you know, that is what gives us comfort in terms of why we would suggest what we can do in the data center. So streamlined, focused, the CapEx deployment, the project plan, the backlog, it's all there to give us the ability to move and be very excited about this market and be very focused on the execution that we need to deliver on over the next 12 to 24 months.

Michael Lucareli
Executive VP & CFO

Yes, Matt, real quick, it's Mick. With regards to the growth rate, we're taking that off of where we think we'll be we've guided to this year. So I would say, think of it as the starting point as the $1 billion starting point, and then we see 50% to 70% in each of the next two fiscal years.

Matt Summerville
D.A. Davidson & Co., Research Division

Ok. [Inaudible]. Thanks guys.

Operator

The next question comes from David Tarantino with KeyBanc Capital. Please proceed.

David Tarantino
KeyBanc Capital Markets Inc., Research Division

Hi, good morning. Congratulations, everyone. Maybe just thinking about 80/20 as it relates to climate. Obviously, the focus was more on PT previously. But could you talk about the areas of opportunity you see in climate to drive more meaningful 80/20 improvement once you have that more streamlined focus?

Neil Brinker
President & CEO

Yes. That's a fair question. So when I think about 80/20, I think about utilizing 80/20, the processes, the techniques, the tools and then just how it's organically in our DNA to bring stability to the organization, make sure that you're leaning into your most profitable opportunities. And the ultimate end game of 80/20 is growth, reduce the complexity, reduce the noise, get focused on what's most important and put your resources behind the best potential. So when we think about 80/20, it's not just a mechanism for profit improvement, it's a mechanism for high growth. So when we think about the Climate Solutions business, that's exactly what we're doing with the CapEx deployment, the resource deployment, how we align the organization on data centers because we've done a lot in terms of profitability there, and it's about execution and growth. When I think about the other parts of the Climate Solutions business, same thing. The reason why we're acquiring in the HVAC side is because we continue to see that we roll out these acquisitions, it's about growth. It's about channel expansion. It's about cross-selling. So when we think about 80/20, the ultimate end game is grow, grow with a profitable profile. So it's a combination of many things. But at the end of the day, it's about driving high growth.

David Tarantino
KeyBanc Capital Markets Inc., Research Division

Okay. Great. That's helpful. And then maybe to follow up on Matt's question in data center. Like how does the greater long-term target, thinking about kind of the greater than $2 billion and the more streamlined portfolio change the way we should think about the investment curve within data center specifically?

Michael Lucareli
Executive VP & CFO

Yes. This is Mick. From a CapEx perspective, we'll probably be this year -- this year was a big lift for us. So we'll probably be in that $125 million to $150 million type number. And I'd expect that to be a similar number next year to support that growth that Neil and I covered. That will put us -- we'll be -- have plenty of capacity to be in that $2 billion to $3 billion revenue range based on that capital investment.

David Tarantino
KeyBanc Capital Markets Inc., Research Division

Okay, great. Thanks, guys.

Operator

The next question comes from Neal Burk with UBS. Please proceed.

Neal Burk
UBS Investment Bank, Research Division

Hi, thanks for the question. So it sounds like you're very confident in the $2 billion target or over $2 billion target in data center sales by fiscal '28. Like I know that part of that plan was based on converting some performance technology production lines to data center. Like does this change kind of how you get to that over $2 billion target?

Neil Brinker
President & CEO

No, it does not. And you're correct, we are confident in that. And there was one facility that we were converting that's not in the perimeter.

Neal Burk
UBS Investment Bank, Research Division

Okay. Understood. And I mean with HVAC being a bigger piece of the mix now going forward, I know there's a lot of moving parts with like M&A, but can you just kind of give us an update on what kind of like long-term growth profile we should think about the HVAC business? Is this kind of a mid-single-digit organic grower, and anything on kind of incremental margins through the cycle?

Michael Lucareli
Executive VP & CFO

Yes. As we think about the remaining business, the Climate business, based on the guidance we provided, we should have an HVAC business, the commercial ventilation and heating business that's north of $350 million. And that should grow organically high single digits, and our goal would be through more M&A to grow that at a, you know, low double-digit rate. We also have a nice -- we have about $200 million between coatings and refrigeration and process cooling. And that should have a really nice similar high single-digit type organic growth rate. And then the balance of the business is really around our coils business. As Neil has talked before, we really peel that onion back within their applying 80/20 parts of coils we’ll grow and expand and others, we're just going to optimize the profit and the cash flow out of that side. And then obviously, growing off that the other $1 billion type run rate this year off the data center side. Hope that helps, Neal.

Operator

The next question comes from Noah Kaye with Oppenheimer. Please proceed.

Noah Kaye
Oppenheimer & Co. Inc., Research Division

Congratulations on the news, and thanks for taking the questions. I just want to double-click on the consideration around the data center capacity ramp and where the PT exit fits in there. You mentioned it shouldn't impact from a facilities perspective. How about from a staffing perspective? And then maybe -- it doesn't look like you're updating obviously '26 numbers today. We appreciate that. But, you know, any implications for how the capacity ramp is going right now?

Neil Brinker
President & CEO

Yes. Thank you, Noah. So no, we've had the -- as we operated in two independent segments between PT and Climate Solutions, we've had the organization split and established over time, and we made some iterations and some changes to it several quarters back, but we're stable, and we have exactly what we need. So I don't -- we don't anticipate any issues there at all. So that won't be a concern. We've got what we need in order to execute. It's a matter of just getting the execution done. And the second part of your question?

Noah Kaye
Oppenheimer & Co. Inc., Research Division

Just how the capacity ramp is proceeding is basically on track and this doesn't affect the trajectory.

Neil Brinker
President & CEO

Yes. We're on track. It doesn't affect the trajectory. We have a strong order intake. We have very strong order intake. We've got a growing backlog. It gives us this confidence to come out and say what we're saying today. And the fact that we're executing at the level that we are, and we're learning from the previous quarters in terms of our launch, and we're learning fast, I'm impressed with what the team has been capable of doing. That's why we feel comfortable about this today, Noah.

Noah Kaye
Oppenheimer & Co. Inc., Research Division

Yes. And Neil, I want to ask you a follow-up on margins. In the past, the company shared a target of 20% to 23% EBITDA margins in Climate Solutions. Obviously, with a higher growth trajectory now for data center and sort of a more focused business, how should we think about where Climate Solutions margins pre-corporate costs can go over the next few years?

Neil Brinker
President & CEO

Yes. I think those numbers make a lot of sense in a stable environment as we continue to insert change here and grow, we're going to see some inefficiencies until we get a lot of this production capacity in place. So you think about that for the next couple of quarters. I think those baseline numbers are pretty good numbers, but we're in -- there's a lot of change, right? And with change, that means there's costs. So as we continue to do what we suggested last quarter, we're going to incrementally improve and get back to those baseline numbers, we're -- that's where we're headed. We're on path.

Noah Kaye
Oppenheimer & Co. Inc., Research Division

Excellent, thank you.

Operator

The next question comes from Jeff Van Sinderen with B. Riley. Please proceed.

Jeff Van Sinderen
B. Riley Securities, Inc., Research Division

Good morning, everyone. Thanks for taking my question. Kind of a multipart one here. You touched on it a bit in your prepared comments, but maybe you can expand how do you expect the NVIDIA Rubin architecture to evolve the data center cooling market, the overall demand for cooling for data centers and the types of cooling used and then also your overall business?

Neil Brinker
President & CEO

Yes. I'm excited about it. I mean as we see the temperatures rise, you see the heat loads intensifying at magnitudes that we would only dream about years ago, and we're here, and it plays perfectly into our chiller strategy in terms of our new product development and our innovation. So as this market continues to have higher heat loads, we really, really value our free cooling capacity and capability, which we believe from voice of customers, it's one of the best in the industry. So that is something that differentiates us with free cooling because your total cost of ownership goes down as the heat loads intensify inside of the data center. So I feel like the market is moving towards our chiller technology, and we've got a great set of liquid product offerings that over time, I hope to become the industry standard.

Jeff Van Sinderen
B. Riley Securities, Inc., Research Division

Okay. Great. And then just a little bit sort of a longer-term question. I know it's a ways there even before this transaction closes. But when we think about just the Climate Solutions business on a go forward as sort of a stand-alone, what do you think the EBITDA margin potential is for that business? What are you kind of thinking about might be attainable there?

Michael Lucareli
Executive VP & CFO

Yes. It's Mick. I'll just -- I'll build on where Neil was going. I'd say it's a little early for us to set the new. I think that was Noah's question. We've been public about wanting to be operating in the low 20s -- 20% to 23%. I want to reiterate what Neil said, with the expansions, we still see that margin improving. We talked last quarter about it improving sequentially to Q3 and Q4 and having seen us back in that 20% plus range in Q4 here. We're going to -- and then we've also been public that we want to move towards a top quartile HVAC type company. And that would mean, in our mind, we move from the low 20s to the mid-20s, even upper 20s in terms of EBITDA margins.

So we'll hold on that until we're ready to come out with our next set of 1- or 2-year targets. But if you're asking us for a long-term vision, it was first operate in that low 20s range. And then we really think we'd love to be operating in the upper 20s is where we know and part of this message today, we're so excited about is focusing in the climate area, fully opens the door for us to operate in that environment.

Jeff Van Sinderen
B. Riley Securities, Inc., Research Division

Well, the high 20s, I think, would create some multiple expansion on your stock. I appreciate you guys answering that. Congratulations on the deal. We'll take the rest offline.

Operator

The next question comes from Brian Drab with William Blair. Please proceed.

Brian Drab
William Blair & Company L.L.C., Research Division

Hi, congrats. Thanks for taking my questions. Most things have been asked, I think, now. But just to put a finer point on the data center revenue outlook. I just want to make sure that we're all doing the math correctly and in line with how you're thinking about it. If $1 billion is the base and the high end is 70% growth for 2 years, that gets you to $2.9 billion. I'm just wondering, is that kind of almost $3 billion level in play?

Michael Lucareli
Executive VP & CFO

Yes. When you do that -- we're doing the same math that's absolutely that you're thinking about it the right way.

Brian Drab
William Blair & Company L.L.C., Research Division

And what is the mix of the revenue, just roughly? Like is this -- is it going to be more than 50%, like more than half chillers? Or can you break that out at all to give us a sense?

Michael Lucareli
Executive VP & CFO

Yes. Yes, I'm glad you asked. So this year, to be clear, we expect less than half of our revenue will come from chillers. I think next year, it will be about -- we'll be closer to 50-50. So I think it's still going to be a nice -- a well-balanced portfolio.

Brian Drab
William Blair & Company L.L.C., Research Division

Okay. And then maybe just the last one for now. Is there anything to talk about regarding regulatory challenges in getting the deal done?

Michael Lucareli
Executive VP & CFO

Yes, I'll do -- I'll take that as well, too. No, nothing that we're concerned about or be noncustomary. With an RMT, there's shareholder approval on the Gentherm side. There's IRS ruling. And then with any transaction, you've got some legal or local approvals. But as we covered today, and I thought the Gentherm team did a great job, really nice overlap in synergies. But today, we're not in the same product base at all. So as far as like regulatory approvals, we see a really clear path to that. I also wanted to mention there was a question, just Neil and I wanted to make sure we help clarify. There was a question about what stays and goes with regards to the data center. I want to make sure -- we made sure everyone understood. Everything going with PT is exactly as we've presented over the last couple of years. It's Modine's legacy on-highway, off-highway business, including the cooling modules for power generation genset units and CS stays with Modine as reported, including all the data center revenue that we've been discussing and reporting. So I just wanted to make sure if there was any follow-ups or questions on that, we addressed it.

Brian Drab
William Blair & Company L.L.C., Research Division

Okay, and I am all set for now. Thanks very much.

Operator

The next question is a follow-up from Matt Summerville with D.A. Davidson. Please proceed.

Matt Summerville
D.A. Davidson & Co., Research Division

Mick, you actually answered one of my questions. So thank you for that clarification. There did seem to be a little bit of maybe confusion on that from the other call. In any event, I'm wondering if, again, thinking through an 80/20 lens, if this prompts you guys to rethink or recast the M&A net, so to speak, meaning do you look to acquisitively broaden your solution set in the data centers or broaden your other sort of HVAC capability? Do you start to think about M&A? Does that evolve as part of this process? And then I have one other quick follow-up.

Neil Brinker
President & CEO

Yes. For sure, it does evolve in terms of thinking more along the lines of deploying cash in areas in the HVAC technology side because there's a lot of opportunity there as well as moving in towards precision cooling in different markets that we don't necessarily play in today. It's the same technologies. It's the same thermodynamics. It's the same physics. It's the same principles. We have the expertise that we can move into precision, whether that's in life sciences and medical or test and measurement. So we're exploring those opportunities.

With regards to data center, we feel we have what we need to win today, and we have evidence in that in just this call. And when we think about what we need to do in data center, it's about execution. Now that doesn't mean if there's a technology that we believe is essential for the go-forward plan that we decide and determine the fastest way to get it is to acquire it versus building it out internally or developing it internally, we reserve the right to do that. But for the most part, data center, with all the technologies, all the acquisitions we've made over the last few years, the tremendous order funnel and backlog, it's about execution there.

If we have a gap or we see some evolution in the industry where we can accelerate or get there faster or leapfrog the technology through acquisition, we'd absolutely explore that. But for the most part, it's about continuing to balance our portfolio and make sure that we have good mix with products in the HVAC technology side and venturing into a new segment.

Matt Summerville
D.A. Davidson & Co., Research Division

Understood. And then kind of building on, Neil, you sort of proactively addressed, I think, some of the dialogue coming out of CES. But to put a finer point on that and maybe a little more specificity. In a 45C environment, does your content per megawatt change good, bad and different?

Neil Brinker
President & CEO

Yes. We have -- it's roughly $600,000 per megawatt. It's the same in terms of a slight uptick. The chillers with free cooling will be slightly more expensive, but what they do is critically important to ensure they're solving the problems inside of that space. So as you see these heat loads increase, certainly, you can do it with more free cooling technologies, but you will -- what we understand from the market is you need the insurance of the chiller. So even if you can free cool 90-plus percent of the time, there are those spike events where you have these high heat loads and they happen. You want to make sure that you have the insurance of the chiller. That's why we feel real confident in our new product design and that chiller that we launched years ago that now it's going to have significant place in the marketplace as the water temperatures rise.

Matt Summerville
D.A. Davidson & Co., Research Division

Perfect, that’s all from me. Thank you.

Operator

The next question comes from Chris Moore with CJS Securities. Please proceed.

Christopher Moore
CJS Securities, Inc.

Hi, good morning guys. Yes, most have been asked already for me. But maybe you talked about it a little bit, but perhaps just you're targeting Q4 for the close. Can you just kind of walk through again kind of the key milestones between now and then kind of how financials will be presented in the interim and just kind of the key steps between now and then?

Michael Lucareli
Executive VP & CFO

Yes. Sure, Chris. So tactically, one of the first things we need to do is complete a carve-out audit. And then there will be filings with the SEC and the IRS and a shareholder vote on the Gentherm side that -- and all this is a pretty typical timeline for an RMT transaction given the tax-free nature of it. And from the Modine side, PT, Performance Technologies will continue to be reported through our continuing operations until the close. So our Q4 as we talk about next year and until we get to a close, we will guide and share with all of you our results. And at the same time, we'll continue to separate the climate and the PT and corporate such that anybody who wants to do their own pro forma will have all the pieces there to do that work. Last, I would say is with the carve-out audits, that we'll prepare for closing a recast. So when we close, we'll be able to provide you with the recasted financials to help you with the modeling.

Christopher Moore
CJS Securities, Inc.

Terrific. I appreciate that. Thank you.

Operator

Thank you. I am showing no further questions at this time. I would like to turn the conference back to Kathy Powers. Thank you.

Kathy Powers
VP, Treasurer & Investor Relations

Thanks, and thanks to everybody who joined us this morning to hear about this exciting news. A replay of the call will be available through our website in about 2 hours. We hope everyone has a great day.

Operator

Thank you. This does conclude today's teleconference. You may disconnect your lines at this time. Thank you for your participation, and have a great day.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at gentherm.com under the tab “Investors & Media” and under the heading “Financial Info” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at modine.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the proposed transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies.